UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  GRACE 1, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                              The Sourlis Law Firm
                            Virginia K. Sourlis, Esq.
                                 2 Bridge Avenue
                               Red Bank, NJ 07701
                                  732-530-9007
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Getting You There, LLC
            20-3570389
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) ......................................................

      (b) ......................................................

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      3.    SEC Use Only .

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      4.    Source of Funds (See Instructions) (See item 3).......WC.

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) ... N/A

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      6.    Citizenship or Place of Organization ..... New Jersey

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                              7.    Sole Voting Power ...............100,000....

              ------------------------------------------------------------------
Number of
Shares                        8.    Shared Voting Power .............none
Beneficially
Owned by      ------------------------------------------------------------------
Each
Reporting                     9.    Sole Dispositive Power...........100,000....
Person With
              ------------------------------------------------------------------

                              10.   Shared Dispositive Power ........none

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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            ....100,000...

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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) ......N/A..

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      13.   Percent of Class Represented by Amount in Row (11)
            .............100%....

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      14.   Type of Reporting Person (See Instructions)

             .......OO....
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

Item 1.     Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of GRACE 1 Inc., whose principal executive offices are located at 2 Bridge Avenue, Red Bank, NJ 07701 (the "Issuer").

Item 2.     Identity and Background.

      (a) The name of the reporting person is Getting You There, LLC, a New Jersey limited liability company (the "GYT"). The managing member of GYT is Virginia K. Sourlis.

      (b) The business address of GYT is 2 Bridge Avenue, Red Bank, NJ 07701.

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

      GYT is a firm which provides business consulting services managed part-time by Virginia K. Sourlis. Ms. Sourlis' principal employment is with The Sourlis Law Firm, which provides securities legal services. The address of The Sourlis Law Firm is the same as the address of Ms. Sourlis and GYT. See Item 2(b).

      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

      N/A

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

      There is nothing to report concerning Ms. Sourlis or GYT.

      (f) Citizenship:

      GYT is a New Jersey limited liability company. Ms. Sourlis is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The acquisition of the shares covered by this report cost $100, which was paid from working capital of GYT.

Item 4. Purpose of Transaction

The shares were acquired for investment. GYT has no plans to influence the business or management structure of Grace 1, Inc. except with the consent of management of Grace 1, Inc.

Item 5. Interest in Securities of the Issuer

      (a) Aggregate number and percentage of the class of securities beneficially owned:

      GYT owns 100,000 shares of Grace 1, Inc. (100% of the shares outstanding).

      (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

      100,000 GYT's ability to vote these shares is subject to compliance with New Jersey Statutes.

      (c) Transactions in the securities effected during the past sixty days:

None

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

Signature.

      The undersigned, after reasonable inquiry and to the best of her/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

August 20, 2006                            Getting You There, LLC

                                           By: /s/ Virginia K. Sourlis
                                               ---------------------------------
                                           Virginia K. Sourlis
                                           Its: Managing Member